UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SimpleShowing Holdings, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of organization
    January 12, 2018

Physical address of issuer
715 Peachtree Street Northeast, Atlanta, GA, 30308 US

Website of issuer
https://www.simpleshowing.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

The Offering deadline
October 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end (December 31, 2018)	**Prior fiscal year-end (December 31, 2017)**
Total Assets	$192,800.00	$808.00
Cash & Cash Equivalents	$148,445.00	$808.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,162.00	$0.00
Long-term Debt	$463,322.00	$0.00
Revenues/Sales	$392,174.00	$75,567.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$334,111.00	-$18,382.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

September 6, 2019

FORM C/A

Up to $1,070,000.00

SimpleShowing Holdings, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C/A (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by SimpleShowing Holdings, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of the Securities are sometimes referred to herein as "**Purchasers**". The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of the Securities described in this Form C (this **"Offering"**). The minimum amount of the Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service) (the "**Minimum Amount**"). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of the Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective investor must complete and execute a Units of Crowd SAFE (Simple Agreement for Future Equity). Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "**Intermediary**"). The Intermediary will be entitled to receive 6.0% of the cash proceeds and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Portal LLC dba "Republic" will receive 2.0% of Securities issued as in this Offering in connection with the Offering.

(3)   Subject to adjustment at the Company's sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.simpleshowing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C is September 6, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF

THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


NOTICE REGARDING ESCROW AGENT


PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.


Forward Looking Statement Disclosure


This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.


Disclaimer of Television Presentation


*The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as an indication of factual data or historical or future performance.*

TABLE OF CONTENTS

ABOUT THIS FORM C

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2020. Once posted, the annual report may be found on the Company's website at: https://www.simpleshowing.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of the Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/simpleshowing.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SimpleShowing Holdings, Inc. is a Delaware corporation, incorporated on January 12, 2018. The Company is located at 715 Peachtree Street Northeast, Atlanta, GA, 30308, US. The Company's website is https://www.simpleshowing.com/. The Company conducts business out of Atlanta, GA.

A description of our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/simpleshowing and is attached as Exhibit C to this Form C.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

SimpleShowing Holdings, Inc. is a next generation, online real estate brokerage. Customers leverage our tools and services to buy and sell homes throughout the Southeast and soon the entire United States.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per Purchaser	$100.00+
Offering deadline	October 15, 2019
Use of proceeds	See the description of the Use of proceeds.
Voting Rights	See the description of the Voting and Control.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Portal LLC dba Republic's commission of 2% of the Securities issued in the Offering(s).

+   Subject to adjustment at the sole discretion of the Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we rely on external financing to fund our operations.
We are a startup company. While we are generating revenue, it is not sufficient to cover our marketing, technology, and other costs and we cannot assure you when or if we will generate sufficient revenues to be cash flow positive. If we fail to raise the Minimum Amount in this Offering or fail to execute our business plan successfully, then we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Change in laws concerning online real estate compliance may adversely affect our business.
Since we are an online real estate brokerage firm, we are subject to real estate laws in the states we operate and other regulatory compliance for online real estate firms which include specific rules on advertising, antitrust and fair housing. Changes in any of the real estate laws, including the abovementioned rules, could potentially impact our business and operations adversely.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company, present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct or a user's actual or alleged conduct via one of the Company's products or services. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jeremy Gamble and Fred McGill Jr. who are the Chief Operating Officer and Chief Executive Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Jeremy Gamble and Fred McGill Jr. although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jeremy Gamble and Fred McGill Jr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jeremy Gamble and Fred McGill Jr. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Jeremy Gamble or Fred McGill Jr. dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future services, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any

claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks that may be pending, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may

have to pay substantial damages, including damages for past infringement if it is ultimately determined that our services infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect

our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of Crowd SAFE. Because the units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the units of Crowd SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any of the Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of a return on Purchaser's investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 85% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
The Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, Purchasers may never become equity holders of the Company. The Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of the Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event (as defined below), may Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a Liquidity Event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a Liquidity Event occurs, Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of Crowd SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from Crowd SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce Purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of Purchaser's Company securities.

Equity securities issued upon conversion of company Crowd SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting Crowd SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Purchasers upon their conversion of Crowd SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the Crowd SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting Crowd SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

SimpleShowing Holdings, Inc. is a next generation, online real estate brokerage. Customers leverage our tools and services to buy and sell homes in key markets in Georgia and Florida, with plans to continue growing throughout the Southeast. We enable consumers to book homes showings via our website and mobile app and leverage a more efficient process to buy or sell a home, saving thousands of dollars in agent commissions.

Business Plan

The Company plans to achieve the following milestones in the next 12-18 months:

- Extend functionality of our mobile and web applications, providing both home buyers and home sellers with more insight into the showing, offer and escrow process.
- Expand to additional markets.

- Develop new partnerships to extend service offerings to home buyers that could include mortgage offerings or homeowner's insurance.

The Company's Services

Service	Description	Current Market
SimpleShowing mobile app	The SimpleShowing app allows consumers to shop for homes, book home showings on demand, get expert guidance and keep half of the typical agent commission -- about $7,000 on average.	Our market category is online real estate brokerage. We serve Millennial and Gen-X consumers (25 - 50 years old) who are buying or selling a home. The market size is $70B in the United States.

Competition

We compete against other real estate companies. Key competitors in the space include traditional brokerages such as Keller Williams and ReMax, but also tech-enabled brokerages such as Redfin and Knock.

Customer Base

Our customer base is comprised of primarily millennial and Gen-X consumers (25 - 50 years old) who are buying or selling a home.

Supply Chain

SimpleShowing Holdings, Inc. recruits from a large pool of qualified, licensed agents throughout the U.S.

Intellectual Property

The Company has a trademark for the use of the name SimpleShowing.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88113374	IC 036. US 100 101 102. G & S: Providing real estate brokerage services; providing real estate listings and real estate information via the Internet. FIRST USE: 20161222. FIRST USE IN COMMERCE: 20170301	SimpleShowing name and logo	September 12, 2018	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. The Company is also subject to and affected by regulations set by state and local

real estate licensing organizations, including the state real estate commission. These laws and regulations are subject to change.

Litigation
None
USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Estimated Attorney Fees	6.00%	$1,500	0.14%	$1,500
Estimated Accountant/Auditor Fees	12.00%	$3,000	0.28%	$2,996
General Marketing	30.00%	$7,500	37.38%	$399,966
Research and Development	30.00%	$7,500	37.38%	$399,966
General Working Capital	16.00%	$4,000	18.82%	$201,372
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company maintains discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds when the needs of execution demand the allocation of capital in order to effectively execute, as per the discretion of company Officers and/or Directors.

DIRECTORS AND OFFICERS
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name
Fred McGill

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As CEO, Mr. McGill operates the day to day business.
- Chief Executive Officer, SimpleShowing, Inc., January 1, 2017– January 12, 2018. As CEO, Mr. McGill operated the day to day business.
- Vice President Sales and Marketing, Redox Engine, December 2014 to January 2016.

Education
Georgia Institute of Technology, MBA, 2016
Samford University, BS, 2002

Name
Jeremy Gamble

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Operating Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As COO, Mr. Gamble is responsible for operations and finance.
- Chief Operating Officer, SimpleShowing, Inc., August 1, 2017– January 12, 2018. As COO, Mr. Gamble was responsible for operations and finance.
- Foundation Vice President, Orlando Health, 2001 to 2017.

Education
University of Florida, MBA, 2007
Samford University, BSBA, 2000

Name
Randall Lee McGill

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Radiologist, Radiology Associates of Moultrie, August 1, 2013– Present.

Education
Mercer University, MD, 2010

Mercer University, BA, 1999

Officers

Name
Fred McGill

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As CEO, Mr. McGill operates the day to day business.
- Chief Executive Officer, SimpleShowing, Inc., January 1, 2017– January 12, 2018. As CEO, Mr. McGill operated the day to day business.
- Vice President Sales and Marketing, Redox Engine, December 2014 to January 2016.

Education
Georgia Institute of Technology, MBA, 2016
Samford University, BS, 2002

Name
Jeremy Gamble

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Operating Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As COO, Mr. Gamble is responsible for operations and finance.
- Chief Operating Officer, SimpleShowing, Inc., August 1, 2017– January 12, 2018. As COO, Mr. Gamble was responsible for operations and finance.
- Foundation Vice President, Orlando Health, 2001 to 2017.

Education
University of Florida, MBA, 2007
Samford University, BSBA, 2000

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in

connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 5 employees in Georgia, United States and 1 employee in Florida, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of Security	Amount Outstanding/ Face Value	Voting Rights	Anti-Dilution Rights	How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).
Common Stock	9,948,187	1 vote per share of Common Stock	Shareholders of Common Stock do have antidilution rights.	N/A	100%
Crowd SAFE*	216,092.00 units	N/A	N/A	N/A	0%

    * Because the Company conducted an intermediate close prior to the filing of this Form C/A, the Company has locked in certain investment commitments in this Offering, however, as the Company has agreed to withdraw this offering in the event a Form C-W is filed, no Securities have been issued to date, such Securities will be issued as early as practicable pending the final Closing of the Offering.

The Company has the following outstanding Convertible Notes:

Noteholder	Principal Amount	Date of Note	Maturity Date	Qualified Financing	Valuation Cap	Interest Rate	Percentage ownership of the Company by the holders of such security (assuming conversion

							prior to the Offering if convertible securities).
Bill Smith	$200,000	02/01/2018	02/01/2020	$1,000,000	2,000,000	5%	10.7%
Aldus C. Myers, III	$250,000	08/23/2018	08/22/2020	$1,000,000	3,571,428.57	5%	7.4%

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$200,000	1	General Working Capital	02/01/2018	Section 4(a)(2)
Convertible Note	$250,000	1	General Working Capital	08/23/2018	Section 4(a)(2)
Common Stock	$50,000	600,000	General Working Capital	01/12/2018	Section 4(a)(2)
Common Stock	$30,000	2,970,000	General Working Capital	01/16/2018	Section 4(a)(2)
Common Stock	$0.00*	6,030,000	General Working Capital	01/16/2018	Section 4(a)(2)
Common Stock	0.00**	348,187	General Working Capital	04/23/2018	Rule 701
Crowd SAFE	$216,092.00***	216,092.00 units	See *Use of Proceeds*	Ongoing	Section 4(a)(6)

* The Company issued securities in exchange for the intellectual property.
** The Company issued securities in exchange for services.
*** See explanatory note above regarding Crowd SAFE securities.

Valuation
The price of the Securities in this Offering has been determined arbitrarily.

Ownership
A majority of the Company is owned by Fred McGill.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Fred McGill	6,030,000 shares	60.61%
Jeremy Gamble	2,970,000 shares	29.85%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Company was incorporated on January 12, 2018 under the laws of the State of Delaware, and is headquartered in Atlanta, GA. The Company serves as an online real estate brokerage.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of date of this Form C, the Company has $49,465.17 on hand. The Company will be able to operate for 12 months provided marketing expenses are decreased by 50%.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, while also extending our runway by several months. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company.

Material Changes, Trends and Uncertainties and Other Information
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by Offering deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering deadline, none of the Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Crowd SAFE Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive the Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

A purchase request is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

A purchase request is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Minimum Amount is reached prior to October 15, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment

commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before October 15, 2019.

The Company may only conduct another close before September 15, 2019 if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before October 15, 2019.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities has been arbitrarily determined and set at $1.00. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe Agreement in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.0001 per share, of which 9,948,187 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount Purchaser paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $8,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, Purchaser will receive, at the option of Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Purchasers and holders of other Safes (collectively, the "**Cash-Out Purchasers**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Purchasers in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, Purchaser will receive, at the option of Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter,

son, sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.
Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has served and is serving as the real estate brokerage for both Jeremy Gamble and Fred McGill and certain family members of the latter. As is customary in the industry, the Company provides a discount on its own fees for transactions involving residences for its principals and their family members.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure: None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Fred McGill
07F70FB3AE2E4F3...

/s/ Fred McGill
(Signature)

Fred McGill
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Fred McGill

/s/ Fred McGill
(Signature)

Fred McGill
(Name)

Director
(Title)

9/6/19
(Date)

DocuSigned by:
Jeremy Gamble

/s/ Jeremy Gamble
(Signature)

Jeremy Gamble
(Name)

Director
(Title)

9/6/19
(Date)

DocuSigned by:

18724C344CFE4CB...

/s/ Randall Lee McGill
(Signature)

Randall Lee McGill
(Name)

Director
(Title)

9/6/19
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript
Exhibit C	Offering Page
Exhibit D	Form of Crowd SAFE

EXHIBIT A
Financial Statements

SimpleShowing, Inc.

Unaudited Financial Statements for the Years
Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 21, 2019

To: Board of Directors, SimpleShowing, Inc.
        Attn: Fred McGill

Re: 2018-2017 Financial Statement Review
        SimpleShowing, Inc.

We have reviewed the accompanying financial statements of SimpleShowing, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of income, members' equity and cash flows for the calendar years thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


SIMPLESHOWING, INC.

BALANCE SHEET

As of December 31, 2018 and 2017

See Accountant's Review Report and accompanying Notes to the Financial Statements

(Unaudited)


ASSETS		2018		2017
Current Assets:				
Cash and cash equivalents	$	148,445	$	808
Total Current Assets		148,445		808
Intangible assets, net		44,355		0
TOTAL ASSETS	$	192,800	$	808

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:				
Current Liabilities:				
Accounts payable	$	1,162	$	0
Total Current Liabilities		1,162		0
Convertible notes payable		463,322		0
TOTAL LIABILITIES		464,484		0
Stockholders' Equity (Deficit):				
Common stock		80,808		19,190
Accumulated deficit		(352,494)		(18,382)
Total Stockholders' Equity (Deficit)		(271,684)		808
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	192,800	$	808


SIMPLESHOWING, INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

See Accountant's Review Report and accompanying Notes to the Financial Statements

(Unaudited)


	2018		2017	
Revenues	$	392,174	$	75,567
Operating Expenses:				
Marketing expense		283,098		21,943
General and administrative expense		442,537		72,006
Total Operating Expenses		725,635		93,949
Other income/(expense)				
Amortization		(650)		0
Net Income (Loss)	$	(334,111)	$	(18,382)

SIMPLESHOWING, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and accompanying Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Total Shareholders' Equity/Deficit
Balance as of January 1, 2017	$ 0	$ 0	$ 0
Issuance of common stock	19,190	0	19,190
(Net Loss)	0	(18,382)	(18,382)
Balance as of December 31, 2017	**19,190**	**(18,382)**	**808**
Issuance of common stock	61,618	0	61,618
Net (Loss)	0	(334,111)	(334,111)
Balance as of December 31, 2018	**$ 80,808**	**$ (352,493)**	**$ (271,684)**

SIMPLESHOWING, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

See Accountant's Review Report and accompanying Notes to the Financial Statements

(Unaudited)

Cash Flows From Operating Activities	**2018**	**2017**
Net Income (Loss)	$ (334,111)	$ (18,382)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	650	0
Changes in operating assets and liabilities:		
Increase (decrease) in accounts payable	1,162	0
Net Cash Used In Operating Activities	(332,299)	(18,382)
Cash Flows From Investing Activities		
Acquisition of intangible assets	(45,004)	0
	(45,004)	0
Cash Flows From Financing Activities		
Proceeds from issuance in common stock	61,618	19,190
Proceeds from convertible notes	463,322	0
Net Cash Provided By Financing Activities	524,940	19,190
Net Change In Cash and Cash Equivalents	147,637	808
Cash and Cash Equivalents at Beginning of Period	808	0
Cash and Cash Equivalents at End of Period	$ 148,445	$ 808
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0


SIMPLESHOWING, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
See Accountant's Review Report
(unaudited)


NOTE 1 - NATURE OF OPERATIONS

SimpleShowing Inc. (which may be referred to as the "Company," "we," "us," or "our") technology based real estate transaction company aiming to simplify and streamline the residential real estate buying and selling process.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from issuance of convertible notes and a crowdfunding campaign (see Note 6), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated in 2016 and began commercial operations in 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company was operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $148,445 and $808, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had no of outstanding accounts receivable.

Long-Lived Assets
Property, equipment and intangibles are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no cumulative taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

The Company has filed or will file all required tax returns and they remain subject to examination by federal and state taxing authorities.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods

or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the years ended December 31, 2018 and 2017. The returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a cumulative loss during the period from Inception through December 31, 2018. See Note 2 for additional information on income tax matters and accounting policy.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – LONG-LIVED ASSETS

Property and Equipment
As of December 31, 2018, and 2017, the Company has not yet acquired material property and equipment.

Intangibles
The Company capitalized costs of $45,004 associated with acquiring the domain name, mobile application and website development. These capitalized costs are amortized over the anticipated useful life. During 2018, the Company recorded $650 of amortization expense related to these capitalized costs.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or

"Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through May 21, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

My name is Fred McGill. I'm the co founder and CEO of SimpleShowing. We started SimpleShowing about two years ago, because we believe the home buying process that exists today is fundamentally broken.

If you think about the way people buy homes today versus the way they did 20 years ago, it's drastically different. Today, really, we have such great data. In fact, consumers really have the same amount of information, at really the same level as an agent, so there's no longer this information gap. It's really led to consumers taking on a lot of the heavy lifting that ordinarily agents would have done in the past.

Almost three quarters of consumers find the home they ultimately buy all by themselves. They don't really even use the agent to find the home. That's what's led us to create an app that allows consumers to drive the process instead.

The way the SimpleShowing app works is really easy. All you do is find a home, book a day, book a time, and then save on the back end. We actually refund half of the ordinary commission back to our buyers just to reward them for doing all the legwork and buying the home on their own.

One of the main reasons I decided to come to SimpleShowing is I was personally frustrated by the real estate process. I really wanted to take ownership of the home showing process, so when I came to SimpleShowing, I was actually solving a problem that I had myself.

When you come to our site, you can easily search for homes in the area you're looking for. When you book showings, we'll go through the process of contacting the selling agent. And then the day of your tour you'll get an email reminding you of where to be and when. It's a really easy way to plan out your day. Making this process as seamless as possible was really important to me.

Most real estate agents have to rely on their network or their connections or their sphere of influence in order to generate leads, but Simple Showing is completely different. At Simple Showing we generate 90% of our leads digitally. And we're able to do this because our message stands out, and we're able to find people who are already searching for homes online.

We've had over a thousand showings that have been booked through our website or through our mobile app, and about 67% of the people that actually book a showing end up buying a home through our website or through our mobile app for our service. We've experienced a nearly 20% month-over-month growth since we started two years ago.

Our next evolution is to start verticalizing the experience of buying a home. And so what I mean by that is we want to also offer things like preapproval for a mortgage, homeowner's insurance, moving services,

title insurance. All the things that commonly are disjointed and disparate right now, we want to bring under one platform.

Now that we have that solid foundation of tech, we can now experiment with new ways of making our customer's lives better. Because ultimately I think that real estate is really about building a home, and that process should be as simple as possible.

One of the exciting things about Republic and being on this crowdfunding platform is we think it can really help us exponentially grow geographically and also from a product standpoint and a product roadmap. So we're really excited about the opportunity and hope that you guys can help us grow much quicker, much faster. And if you know anyone that's buying or selling a home, check us out at SimpleShowing.com

EXHIBIT C

Offering Page



Company Name	SimpleShowing

Logo



Headline   The new way to tour and buy a home

Cover photo



Hero Image	

Tags	Tech, Real Estate, B2C, Marketplaces

Pitch text	## Deal highlights

- Online real estate startup disrupting the traditional real estate brokerage model by making it easier and more affordable to view and buy a home

- 67% of users who book a home tour buy a home through SimpleShowing

- Currently operating in 3 major cities: Atlanta, Tampa and Orlando and expanding to 2-3 additional cities in the next 12-15 months

- $80K+/month revenue with 15% MoM growth and proven unit economics

- Future monetization opportunities include homeowners insurance, mortgage, and title services

- Raised $500K to date from strategic investors; backed by CEO of Shipt.com and Velocity Accelerator

- Partnerships with igloohome™ Smart Locks, Lemonade Insurance and Divvy Homes

The problem

Home buying is stuck in the 1980's

Technology and the internet have changed how people buy and sell almost everything. With the advent of the mobile era and the democratization of property data via online sources like Zillow, homebuyers have access to information today that has historically been available only to real estate agents. But despite having access to more tools and resources, consumers are largely unhappy with the home buying process and frequently dissatisfied with their agent.


THE CURRENT HOMEBUYING MODEL
DISCONNECTED FROM THE MODERN HOME BUYER
1
2
3
Agent fees are exorbitant
Consumers are unhappy
Buying process is outdated
simpleshowing

The home-buying process is disconnected from the modern consumer and in desperate need of innovation.

Consumers have access to more tools and data than ever before. They're taking on much of the work in the home buying and selling process, because in today's world, simply put, they can. Finding homes online is easier than it's ever been, accessing property data is faster and more accurate than ever before and writing an offer on a home can now be done electronically.


TODAY, CONSUMERS ARE FINDING HOMES ON THEIR OWN
VS
29%
In 2008
74%
In 2018
simpleshowing

As consumers are taking on more of the heavy lifting in the home search process, they're relying less and less on real estate agents to help them find homes. Historically, the most critical role of the real estate agent has been to find suitable properties for the home buyer. This is no longer the case. According to the National Association of Realtors, modern consumers now cite property access as the most critical reason they hire an agent.


WHAT DO HOME BUYERS NEED?
PHYSICAL ACCESS TO HOMES
72
61
44
28
24
Repeat Buyer Survey by National Association of Realtors
TOUR/ ACCESS HOMES
Alert me to new homes
Refer me to a lender or inspector
Help me negotiate a good price
Send me homes just outside of search criteria
simpleshowing

Home buyers are chained to a slow, expensive process that doesn't work for them. They have great tools for researching and discovering properties, but lack options to view/tour the homes in person. With the exception of "open houses", the only way for consumers to tour homes is to hire an agent. Home buyers have been forced into this option for too long. It's time for a new way.

The solution

SimpleShowing, real estate for the modern world


simpleshowing
Open houses, Everyday
Buyer initiated showings.
On demand convenience.
No cost to tour. No contracts.
50% commission refund.

Utilizing real estate services (eg. listing agent or buyer's agent) is exorbitantly expensive for consumers and yet **no great alternatives exist**. Agents are actually doing less work per transaction than ever before, but getting paid the same commission rates as they did 40 years ago. Meanwhile, home prices continue to increase. This is the reason we created SimpleShowing.

SimpleShowing empowers home buyers to drive the home buying process on their own, schedule tours themselves and get rewarded for their hard work with a commission refund that equals 1.5% of the home price. It's real estate for today's

consumer and it's about time.

How it works

Buy any home through SimpleShowing and, we'll share up to half our commission with you. Buying through SimpleShowing is easy as 1-2-3:


1 SEARCH
2 BOOK
3 SAVE
Available on the App Store
Get it on Google play

1. Search for any home, no matter which brokerage it's listed with.
2. Select a day and time for your showing or create a "tour" of multiple showings.
3. If it's a SimpleShowing property, your showing will be confirmed instantly by the homeowner and you can view the property without an agent.

Consumers who purchase a home through SimpleShowing receive a 1.5% commission refund, or about $5,037 on average.

Using an agent is not free when you buy a home.

Most consumers believe that there is no cost to use a buyer's agent because the home buyer never writes a check to the buyer's agent. However, the commission expense (normally 3% of the home price) is baked into the price of the home, and that cost is passed onto the home buyer at closing. Explained another way, a consumer would be able to purchase a home for 3% less than the contract price if the transaction did not involve a buyer's agent.


GET REWARDED FOR YOUR WORK
COMMISSION
$12,000
Based on a home price of $400,000
SIMPLESHOWING KEEPS
$6,000
YOUR REFUND
$6,000*
*Refund decreases based on # of showings booked thru app
simpleshowing

Traction

Over 1,000 home showings booked through our platform



Our early traction has been exciting. With $80K+/month in monthly revenues, we currently have a $1M+ annual run rate and expect to exceed $2.5M in revenue in 2020.



We have some great ways to grow


CHANNEL REVENUE
1
Homeowners Insurance
In August 2018, we signed a partnership with Lemonade, a large tech-enabled insurance provider.
Lemonade
2
Partnership Revenue
In January 2019, we signed a partnership with Divvy Homes. We are handling 30% of the property showings for their home buyers in Atlanta market.
Divvy
3
Mortgage Pre-Approval
Exploring partnership opportunities with mortgage providers and expect to deploy an integration by Q4 of 2019.
simpleshowing

The exciting thing is that only one city (Atlanta) has been serviced by SimpleShowing for longer than 15 months. Our two newer markets (Tampa and Orlando) are just now beginning to heat up. We intend to expand throughout the Southeastern US initially and then across the country as revenue and funding permit.


EXPANSION
2019-2020
ATLANTA*
TAMPA*
ORLANDO*
NASHVILLE
WASHINGTON DC
MIAMI
CHARLOTTE/RALEIGH
* Green = current markets
simpleshowing

2016 = too early, 2021 = too late

The time is right now.


REAL ESTATE TECH EVOLUTION
RE/tech STARTUPS WILL TAKE MARKET SHARE FROM BOTH SEARCH PORTALS AND TRADITIONAL AGENTS
RE/MAX
Zillow
Opendoor
simpleshowing
knock
Traditional Agents (1950's)
Search Portals (2005)
RE/tech Startups (2014 – Present)
Consumer Transaction Platforms (this is coming next)
simpleshowing

Press


inman
11 ALIVE
BiggerPockets
"One of four real estate startups to keep an eye on... SimpleShowing provides consumers with online tools to help them shop on their own without relying so heavily on an agent."
"This really is the wave of the future.
-Christine Pullara, 11Alive
"One unique option is to use a service like SimpleShowing, which actually refunds the buyer 1.5 percent of the purchase price at closing. Depending on how much house you're buying, this can result in huge savings.
simpleshowing

Our customers love us


Luke Beard
Tomorrow we close on our dream little house, 40 days since this tweet. More to share but an amazing time working with @simpleshowingHQ.
It was not insane, I'm very dramatic.
Luke Beard
Looking for and buying a house is insane.
Show this thread
2 Retweets 55 Likes
"What's not to like? More control of the process and a refund to boot. I wish I bought my last house this way."
-Carey Paris, Atlanta, GA
"We've bought 3 houses and this was hands down the most efficient experience yet. Never going back!"
-Cyndi Dieker, Alpharetta, GA

Business model

Three key revenue sources

1. **We keep at least half of the ordinary 3% buyer's agent fee**. The commission refund that is paid to our customers is reduced based on the number of showings booked through our platform. The more showings booked means that the customer will receive a lower refund and, SimpleShowing will earn more revenue. The average refund paid is typically about 1.25% of the home's purchase price.

2. **We earn $5,000 (or 1% in some cases) from each seller for managing their listing.**

3. **We earn channel revenue from sources such as homeowners insurance and mortgage referral leads.**


UNIT ECONOMICS
$4,700
$1,400
$300
$900
$2,100
Revenue Per Transaction
Lead Acquisition Cost
Attrition/ Lost Deals
Operating Costs/SG&A
Margin
We expect CAC to decrease as we optimize our marketing mix, create broader awareness and being to produce lead flow from organic/ referral sources. At the same time, we expect revenue per deal to continue to increase over time.

As we continue to optimize our marketing mix, create broader awareness, and begin to generate leads from organic sources, we expect to decrease our customer acquisition costs.



At the same time, we expect revenue per deal to continue to increase over time. In addition to increasing the number of transactions, we've also continued to increase our average transaction value per customer.



VC interest in real estate tech is growing rapidly

In the last five years, venture capital groups and Wall Street have come to the firm conclusion that technology is going to change how people buy and sell homes. The private capital invested in real estate technology companies increased from $138 million in 2013 to nearly $3 billion in 2018.



With the surplus of capital flowing into the real estate tech space, it's clear that the stronghold of older, established real estate brands is diminishing and the emergence of tech-enabled startups has begun.

Competition

Currently, our primary competitors are traditional brokerages, who charge 5-6 percent per transaction (typically 3% for the listing or "selling" agent and 3% for the Buyer's agent). These companies and their model make up the vast majority of residential real estate transactions.

There are also about a dozen relevant real estate startups in the residential space and about 2-3 which are similar to SimpleShowing, offering a "hybrid-tech" model. This is a new category that largely did not exist until the last 2-3 years. These brokerages take advantage of technology and changes in consumer behavior to offer services more in line with a traditional brokerage to consumers who are willing to do more of the work themselves, but for a lower fee than traditional brokerages.



Investors

Raised $500K to date

And accepted to Founder Bootcamp (2018) and Founder University (2019).



What's next

After launching the company in March 2017, the SimpleShowing mobile app was released in January, 2018. Initial functionality allowed Buyers to book tours on demand for any home, regardless of which brokerage the home is being sold through. The app now allows the prospective homebuyer to select a day/time that is convenient to their schedule and eliminates the back and forth exchange of coordinating schedules between agents and sellers. This app (and our website) have become a massive source of lead generation, far outstripping the lead volume of a traditional brokerage by about 10 to 1.

Our brand continues to gain traction in our current markets and we expect to eclipse the $100K/month run rate mark this Summer. We project revenues exceeding $1M in 2019 and over $2.5M in 2020.



In only our second full year as a company, our hybrid brokerage model is rapidly gaining traction. We believe this is only the beginning. Our long term vision is to deploy technology which will put home buyers and sellers in direct contact with one another and effectively disintermediate the Buyer's agent in many real estate transactions. Consumers have already

demonstrated a willingness and even desire to do more of the work themselves. While great tools exist to find a home (ie, Zillow, Realtor.com), no real solution exists for gaining access to see the home, other than using an agent.

This is the secondary problem that we intend to solve. Home buyers can now target, search and identify properties online up to the point where they're ready to make an offer, but should not be beholden to a real estate agent in order to physically enter and view a property. With the advent of services like Airbnb, it is clear that homeowners are comfortable allowing complete strangers into their homes -- provided there is a layer of safety. We feel that in many cases, it is unnecessary for consumers to hire an Agent in order to physically access a home.

We believe our business model is well positioned to exploit of a number of different monetization opportunities. The larger opportunity that is exists is to verticalize the home buying experience. In this scenario, a consumer will book a showing on our site/app, then create an offer online (we will support this process with a human), then the home buyer will obtain mortgage pre-approval via one of our partners.


PRODUCT ROADMAP
Q3 2019
Q4 2019
1
Online Offers & Mortgage Pre-Approval
• Homeowners insurance
• Mortgage pre-approvals
2
Lockbox Integration
(Un-Assisted Showings)
igloohome
simpleshowing

Right team. Right time.



Our team is lean, mean and scrappy. We have extensive backgrounds in startups and deep experience in tech and digital marketing. Our team also has a combined 25+ years in real estate.



Co-Founder Fred McGill has an MBA from Georgia Tech and has held various sales and marketing management positions with Fortune 500 companies (Salesforce.com, Johnson & Johnson). He was previously VP Marketing and employee #17 at Redox, a health tech startup before SimpleShowing. Hired 2 months after Redox raised $3.5M seed round. Fred built the sales/marketing team from 3 people to 12 people and ramped sales from $20K MRR to $90K MRR in 1 year. Redox has since raised $40M from Battery Ventures and RRE Ventures.



Co-Founder Jeremy Gamble has an MBA from the University of Florida. He brings 15+ years of operations experience to SimpleShowing. Jeremy also holds a real estate license and has an extensive background in property management, finance and analytics.



Director of Engineering Taylor Hayduk served as an Engineering lead for local startup Gather, a restaurant software provider, which was acquired by Vista Equity in 2018. Taylor was also an instructor for Hack Reactor in San Francisco. Hack Reactor is recognized as the most competitive "code academy" for software developers.

WHY WE WIN



1

For the first time consumers are choosing startups over traditional agents.

These consumers view the home buying process as less relational and more transactional.



2

Existing brands are old, tired and uninspiring.

We're building a brand that resonates with Millennials and Gen-X.



3

Traditional brokerages have no tech and rely on "sphere of influence."

We do not rely on individual agent's networks, but rather digital lead acquisition.


simpleshowing

Join us in transforming residential real estate

Home buyers and sellers deserve better. We're simplifying the home-buying process, fixing a broken system and making it more affordable to buy a home.

Team

	Fred McGill	Co-Founder, CEO
	Jeremy Gamble	Co-Founder, COO
	Taylor Hayduk	Director of Engineering
	Dar Accaro	Software Developer
	Hannah McAllister	Business Development
	Raeann Kane	Marketing Manager
	Catherine Huston	Customer Success
	John Attaway	Lead Agent
	Brandon Gant	Associate Broker

Perks

$1,000   SimpleShowing t-shirt and laptop sticker

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT D

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SIMPLE SHOWING HOLDINGS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Month/Day of Crowd SAFE], 2019, Simple Showing, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

    (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

    (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

    (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the

conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument;

(b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Atlanta, Georgia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SIMPLE SHOWING HOLDINGS, INC.

DocuSigned by:

By: Fred McGill
07F70FB3AE2E4F3...

Name: Fred McGill

Title: Chief Operating Officer

Address: 715 Peachtree Street Northeast

Atlanta, GA, 30308 US

Email: fred@simpleshowing.com

INVESTOR:

By: ____________________________________

Name:__________________________________